SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Exhibit 99.1

Woori Finance Holdings Key Financial Performance Figures for FY2005

The preliminary financial performance figures for Woori Finance Holdings on a consolidated basis are as follows.

1. Key Earnings Figures

(Units: millions of KRW)

Item	FY 2005	FY 2004	Change
Operating Revenue	14,259,491	13,245,482	+7.7%
Operating Profit	2,030,552	1,107,394	+83.4%
Recurring Profit	2,145,704	1,192,574	+79.9%
Net Income	1,688,221	1,261,925	+33.8%

The figures above are subject to adjustment as they are interim numbers and have not been reviewed by our independent auditors.

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Exhibit 99.2

Woori Finance Holdings Key Financial Performance Figures for FY2005

The preliminary financial performance figures for Woori Finance Holdings on a non-consolidated basis are as follows.

1. Key Earnings Figures

(Units: millions of KRW)

Item	FY 2005	FY 2004	Change
Operating Revenue	1,867,489	1,922,849	-2.88%
Operating Profit	1,688,299	1,259,874	+34.01%
Recurring Profit	1,688,221	1,261,924	+33.78%
Net Income	1,688,221	1,261,924	+33.78%

2. Key Financial Figures

(Units: millions of KRW)

Item	FY 2005	FY 2004
Total Assets	12,031,782	9,748,044
Total Liabilities	2,314,418	2,299,992
Paid-in Capital	4,030,077	3,982,278
Shareholders’ Equity	9,717,364	7,448,052
Shareholders’ Equity/Paid-in Capital	241.12%	187.03%

3. Date of BOD resolution : February 10, 2006

4. Change in accounting policy is reflected in 2004 figures for the purpose of comparison

The figures above are subject to adjustments as they are interim numbers and have not been audited by our independent auditors.

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Exhibit 99.3

Woori Bank Key Financial Performance Figures for FY2005

The tentative financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, are as follows.

1. Key Earnings Figures

(Units: millions of KRW)

Item	FY 2005	FY 2004	Change
Operating Revenue	11,227,181	11,328,978	-0.9%
Operating Profit	1,643,005	1,409,043	+16.6%
Recurring Profit	1,634,375	1,550,587	+5.4%
Net Income	1,425,755	1,966,126	-27.5%

*	Cumulative basis

2. Key Financial Figures

(Units: millions of KRW)

Item	FY 2005	FY 2004
Total Assets	127,193,197	105,980,882
Total Liabilities	117,506,058	98,383,086
Paid-in Capital	3,179,783	3,179,783
Shareholders’ Equity	9,687,139	7,597,796
Shareholders’ Equity/ Paid-in Capital	304.6%	238.9%

3. Date of BOD’s resolution : February 9, 2006

4. Expected shareholders’ meeting : March 24, 2006

5. Change in accounting policy is reflected in 2004 figures for the purpose of comparison

The figures above are subject to adjustments as they are interim numbers

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: February 10, 2006	By:	/s/ Youngsun Kim
(Signature)
	Name:	Youngsun Kim
	Title:	Director

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